SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

CGG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

12531Q204

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12531Q204

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 536,312 ordinary shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 536,312 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 536,312 ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% of the ordinary shares

14	Type of Reporting Person OO

CUSIP No. 12531Q204

1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 536,312 ordinary shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 536,312 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 536,312 ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% of the ordinary shares

14	Type of Reporting Person OO

CUSIP No. 12531Q204

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 536,312 ordinary shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 536,312 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 536,312 ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% of the ordinary shares

14	Type of Reporting Person OO

CUSIP No. 12531Q204

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 536,312 ordinary shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 536,312 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 536,312 ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% of the ordinary shares

14	Type of Reporting Person OO

CUSIP No. 12531Q204

1	Name of Reporting Person IFP Energies nouvelles

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 107,833 ordinary shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 107,833 ordinary shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,833 ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% of the ordinary shares

14	Type of Reporting Person OO

This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D relating to ordinary shares of CGG, a société anonyme incorporated in France (the “Issuer”) filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2017 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1.Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment No. 1 relates to the ordinary shares of the Issuer. The Issuer’s principal executive offices are located at Tour Maine Montparnasse, 33 Avenue du Maine, 75015 Paris, France.

Item 2.Identity and Background.

Item 2 is hereby amended and restated as follows:

This Amendment No. 1 is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts, a French special public entity (établissement special) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), (iv) Bpifrance S.A., and (vii) IFP Energies nouvelles (“IFPEN”). Bpifrance Participations, CDC, EPIC, Bpifrance S.A. and IFPEN are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for IFPEN is 4, avenue du Bois-Préau, 92500 Rueil Malmaison, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC and EPIC each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.

IFPEN is a French public industrial and commercial establishment. IFPEN is a public-sector research, innovation and training center active in the fields of energy, transport and the environment. Its mission is to provide public players and industry with efficient, economical, clean and sustainable technologies to take up the challenges facing society in terms of climate change, energy diversification and water resource management

As of the date hereof, Bpifrance Participations holds directly 536,312 ordinary shares and IFPEN holds directly 107,833 ordinary shares. As of the date hereof, none of Bpifrance S.A., CDC or EPIC holds any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 536,312 ordinary shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 536,312 ordinary shares, indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC, EPIC and IFPEN, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Bpifrance Participations has sold in the past sixty days an aggregate of 1,533,374 ordinary shares for total consideration of approximately €4,366,182.69. The trading dates, number of ordinary shares sold, price per share and type of transaction for all sales by the Reporting Persons are set forth in Schedule I, and are incorporated herein by reference

Item 4.Purpose of Transaction.

All of the ordinary shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. In addition, as previously disclosed by the Issuer, Bpifrance Participations has been engaged in discussions with the Issuer on the terms of a financial restructuring plan to address the Issuer’s capital structure constraints.  Bpifrance Participations currently plans to participate in future potential capital increases through the acquisition of certain shares of the Issuer.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

On May 28, 2010, Bpifrance Participations (formerly known as Fonds Stratégique d’Investissements) acquired 9,089,680 ordinary shares and filed a statement on Schedule 13G reporting such ownership on June 11, 2010. In January 2016, Bpifrance Participations subscribed to CGG’s capital increase by exercising 17,992,795 priority subscription rights (5,466,218 of which had been previously purchased from IFPEN) resulting in the acquisition of 53,768,385 new ordinary shares, thus bringing its total ownership to 66,224,962 ordinary shares, representing 9.4% of CGG’s capital. CGG then effected a 32-to-1 reverse stock split in July 2016, which resulted in the ownership by Bpifrance Participations of 2,069,530 shares. Subsequently, director Anne Guerin returned to Bpifrance Participations the 156 shares which were previously held by her, as security holder, bringing Bpifrance Participations’ total ownership to 2,069,686 shares. Beginning in January 2018, Bpifrance Participations sold a total of 1,533,374 shares.  As of February 2, 2018, Bpifrance Participations held 536,312 shares which represents 2.4% of the Issuer’s outstanding common shares.

In 2002, IFPEN acquired 1,402,622 ordinary shares. After its subscription, IFPEN transferred 42,000 shares on May 16, 2006, 40,000 shares on June 1, 2007, and 12,500 shares on September 11, 2007. On June 3, 2008, CGG effected a 5-to-1 stock split, and as a result, the number of shares held by IFPEN increased from 1,308,122 to 6,540,610. IFPEN then transferred 134,000 shares on January 19 and 20, 2010 and 60,000 shares on April 15, 2010. These were sold on the regulated market. Upon CGG’s capital increase, in January 2016, IFPEN sold 5,466,218 priority subscription rights to Bpifrance Participations and subscribed to this capital increase via the acquisition of 2,641,176 ordinary shares. On July 20, 2016, CGG effected a 32-to-1 reverse stock split, thus bringing IFPEN’s shareholding to 280,867 shares, representing 1.3% of CGG’s capital.  In January 2018, IFPEN sold 173,234 shares. As of February 2, 2018, IFPEN held 107,833 shares which represents 0.5% of the Issuer’s outstanding common shares.

(a) See also the information contained on the cover pages of this Amendment No. 1 which is incorporated herein by reference. The percentage of ordinary shares beneficially owned by each Reporting Person is based on 22,133,149 outstanding ordinary shares of the Issuer as set out in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 13, 2017.

(b) See the information contained on the cover pages of this Amendment No. 1, which is incorporated herein by reference.

(c) There have been six reportable transactions in the ordinary shares of the Issuer by the Reporting Persons in the past sixty days.  The trading dates, number of ordinary shares sold, price per share and type of transaction for all sales by the Reporting Persons are set forth in Schedule I, and are incorporated herein by reference.  There have been no reportable transactions with respect to the ordinary shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Amendment No. 1.

(d) Not applicable.

(e) As a result of the transactions described herein, on February 2, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the ordinary shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

On March 8, 2012, Bpifrance Participations, formerly known as Fonds Stratégique d’Investissement, and IFPEN entered into a shareholders agreement (the “Shareholders Agreement”) providing that, among other things (i) the parties undertake to discuss their respective points of view and try to find a common position on decisions to be voted on at general meetings (although this is nonbinding); (ii) if both parties have representatives on the Board of Directors, they undertake to discuss their respective points of view and try to find a common position on decisions to be voted on at meetings of the Board of Directors (although this is nonbinding); (iii) the parties undertake to notify the other party of any plan to acquire or dispose of shares or subscribe to a share capital increase concerning the Issuer’s shares, or to enter into a shareholder agreement with any third party; (iv) the parties undertake to ensure that any plan mentioned in the foregoing clause (iii) is jointly coordinated with the other party in order to narrow the impact on the market price of the ordinary shares; and (v) the parties undertake not to implement any plan mentioned in the foregoing clause (iii) that would require the other party to initiate a takeover bid of the Issuer’s ordinary shares.

As of February 2, 2018, Bpifrance Participations and IFPEN together own less than 5% of the outstanding shares of the Issuer.  Consequently, pursuant to Article 3 of the Shareholders Agreement, it is now void.

Item 7.Material to be Filed as Exhibits.

99.1.                     Free Translation of Shareholders Agreement, dated March 8, 2012, between Bpifrance Participations, formerly known as Fonds Stratégique d’Investissement, and IFPEN*

99.2.                     Joint Filing Agreement dated as of February 8, 2018, by and among the Reporting Persons.

* Incorporated by reference to Exhibit 99.1 of Schedule 13D filed on May 30, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018	IFP Energies nouvelles

	By:	/s/ Eric Lafargue
	Name:	Eric Lafargue
	Title:	Executive Vice-President

Dated: February 8, 2018	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 8, 2018	Caisse Des Dépôts

	By:	/s/ Joel Prohin**
	Name:	Joel Prohin
	Title:	Head of Portfolio Management

Dated: February 8, 2018	Epic Bpifrance

	By:	/s/ Sophie Paquin***
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 8, 2018	Bpifrance S.A.

	By:	/s/ Boubakar Dione****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations S.A. by power of attorney filed as Exhibit 1 hereto, incorporated herein by reference.

** Joel Prohin is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

***Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G/A filed by Bpifrance Participations related to Orange S.A., and hereby incorporated herein by reference.

****Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Companies of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

MARTINE GEROW	Director, Group Chief Financial Officer, American Express Global Business Travel

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

ANNE-HELENE CHANTAL ROIGNAN	Director, Director of the Institute of public management and economic development

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

LOUIS SCHWEITZER	Director, Public Investment General Commissioner

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

MARIE, MARGUERITE DUFAY	Director, Chairman of the Regional Council of Bourgogne Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

FLORENCE MAS	Director, Regional Director for Normandie at Caisse des Dépôts

ELISABETH HENRY-PEREZ	Director representing the employees

ERIC VERKANT	Director representing the employees

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer

OLIVIER MAREUSE	Savings Fund Director

ANDRE LAURENT MICHELSON	General Financial Officer, Head of Financial Transaction Processing, director coordinating the Caisse des Dépôts Group for Greater Paris

SOPHIE QUATREHOMME	Group Corporate Communications Director

ELIZABETH VIOLA	Banking Services Director

PAUL PENY	Group Human Resources Director

ALAIN BEUZELIN	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Local Development and Investment Director

VIRGINIE CHAPRON-DU JEU	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

MARC ABADIE	Local Development and Network Director

CATHERINE MAYENOBE	Secretary General

LAURENT ZYLBERBERG	Director of International and European Relationships

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

VERONIQUE BARRY	Director, Deputy Director at the innovation and entrepreneurship department of the French Ministry of Economy and Finance

JULIEN CABES	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

IFP ENERGIES NOUVELLES

The name, business address and present principal occupation or employment of each of the directors and executive officers of IFP Energies nouvelles are set forth below. The business address of each director and executive officer is IFP Energies nouvelles, 4, avenue du Bois-Préau, 92500 Rueil Malmaison, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

Didier HOUSSIN	Director appointed as qualified personality and Chairman of the Board of Directors

Frank TARRIER	Director representing the State, Deputy Director of the Transport Equipment, Machinery and Energy Division at the General Directorate for Enterprise, representing the Minister of Industry

Marie-Solange TISSIER	Director representing the State, “Regulation and Resources” Working Group Chair at the High Council for Economy, Industry, Energy and Technology, representing the Minister of Energy

Frédéric RAVEL

Director representing the State, Scientific Director of the “Energy, Sustainable Development, Chemistry and Processes” Sector at the Research and Innovation Strategy Service at the General Directorate for Research and Innovation, representing the Minister of Research

Adrien BICHET	Director representing the State, Head of the Energy, Stakeholdings, Industry and Innovation bureau at the Budget Directorate, representing the Minister of Budget

Michel CASTAGNE	Director representing the employees

Marie VELY	Director representing the employees

Philippe SAUQUET	Director appointed as qualified personality, President of Total group’s Refining & Chemicals Division

Claude NAHON	Director appointed as qualified personality, Sustainable Development Director for the EDF group

Raphael SCHOENTGEN	Director appointed as qualified personality, Research and Technology Director for the Engie group

Hélène JACQUOT-GUIMBAL	Director appointed as qualified personality, Managing Director of IFSTTAR (French Institute of Sciences and Technology for Transport, Development and Networks)

Hervé LE TREUT	Director appointed as qualified personality, Member of the French Academy of Sciences, Director of Research at the CNRS (French National Center for Scientific Research)

Bruno JARRY	Director appointed as qualified personality, Member of the French Academy of Technologies

Sophie PATURLE GUESNEROT	Director appointed as qualified personality, Managing Partner of Demeter Partners

Carla GOHIN	Director appointed as qualified personality, Research, Innovation and advanced Technologies Director for the Groupe PSA

Gaspar GASTON-ABELLAN	Director appointed as qualified personality, Executive Vice-President Engineering for the Renault group

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Didier HOUSSIN	Chief Executive Officer

Eric LAFARGUE	Executive Vice President

Pierre-Henri BIGEARD	Executive Vice President Research and Innovation

Schedule I

	Transaction Date	Quantity of Ordinary Shares Sold	Price per Ordinary Share (€)	Place of Transaction
Bpifrance Participations	01/30/18	286,370	3.0660	Euronext
Bpifrance Participations	01/30/18	17,000	3.0750	Euronext
Bpifrance Participations	01/31/18	398,261	2.9000	Euronext
Bpifrance Participations	01/31/18	23,924	2.8900	Euronext
Bpifrance Participations	02/01/18	192,417	2.9532	Euronext
Bpifrance Participations	02/02/18	615,402	2.6707	Euronext